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                     THE PENN MUTUAL LIFE INSURANCE COMPANY

                              Amended and Restated
           Description of Issuance, Transfer and Redemption Procedures
                      Pursuant to Rule 6e-3(T)(b)(12)(iii)
                    Under the Investment Company Act of 1940
             For Joint and Last Survivor Flexible Premium Adjustable
                             Life Insurance Policies

This memorandum describes certain administrative procedures that are followed by Penn Mutual in connection with the issuance of joint and last survivor flexible premium adjustable variable universal life insurance policies ("Policies") covering lives of two insureds ("Insureds" or "Joint Insureds"), the transfer of assets held thereunder, the redemption by policy owners ("Owners") of their interests in the Policies, and the payment of a death benefit on the death of the Joint Insured last to die. Additional information regarding the issuance of Policies, increases or additions of insurance benefits, transfers and redemptions, and premium rate structure and premium processing, is set forth in the Prospectuses included in the Registration Statement.

I. Procedures Relating to Purchase and Issuance of the Policies and Acceptance of Premiums

        A.      Applications, Initial Premiums, and Issuance.

                1. Offer of the Policies; Cost of Insurance. The Policies will be offered and sold pursuant to established premium schedules and underwriting procedures in accordance with state insurance laws. The premium rates for the Policies will not be the same for all Owners selecting the same specified amount. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that the Owner of each Policy pays a premium commensurate with each Joint Insured's mortality risk as actuarially determined, utilizing factors such as age, sex, health and occupation. Although there will be no uniform cost of insurance for all Insureds, there will be a uniform cost of insurance for all Insureds of the same risk classification. A uniform cost of insurance for all Insureds would discriminate unfairly in favor of those Insureds representing greater risk.

                2. Applications. Persons wishing to purchase a Policy must complete an application and submit it to a Penn Mutual authorized agent. The applicant must specify each Joint Insured, and provide certain required information about each Joint Insured. The applicant must specify a plan for paying premiums of a specified amount at specified intervals, e.g., monthly, semi-annually or annually, until the maturity date ("planned premiums").

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                3.      Minimum Initial Premium. An applicant also must pay a
                        minimum initial premium, which can be submitted with the application or at a later date. (Policy coverage does not become effective until the initial premium in good order is received at the designated Penn Mutual office ("Office").) The minimum initial premium depends on a number of factors, such as each Joint Insured's age, sex and rate class, the desired specified amount, any supplemental benefits.

                        The initial premium must be at least equal to one no-lapse premium for a Policy covering the proposed Joint Insureds for the desired specified amount. The no-lapse premium is an amount used to measure premiums paid during the first five policy years for purposes of the five-year guarantee. It is based in part on the age, sex and rate class of each Joint Insured, the requested specified amount and any supplemental benefits.

                4. Receipt of Application and Underwriting. Upon receipt of a completed application from an applicant, Penn Mutual will follow certain insurance underwriting (risk evaluation) procedures designed to determine whether the proposed Joint Insureds are insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided about a proposed Joint Insured before a determination can be made. The underwriting process determines the rate class to which each Joint Insured is assigned.

                        A Policy generally is not issued until the initial underwriting procedure has been completed. The issue date, the date the Policy is issued, occurs when the application has been accepted and the computerized issue system has generated a printed Policy. The issue date is used to measure contestability periods.

                        Penn Mutual reserves the right to reject an application for any reason. If an application is rejected, any premium received will be returned, without interest.

                5. Acceptance of Application and Policy Date. If an application is accepted, insurance coverage is effective as of the policy date. The policy date is the first date as of which Penn Mutual has received an application and initial premium in good order. If the initial premium is received with the application, the policy date will be the date of receipt at the Office. If the initial premium is received at the Office on a date after the application is received, the policy date will be the date on which the initial premium is received. If the initial premium is received at the Office and invested before underwriting has been completed, the policy date will be earlier than the issue date. The policy date will never be more than 60 days prior to the issue date.

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                        The policy date marks the date on which Policy benefits
                        begin to vary in accordance with the investment performance of subaccounts of the Penn Mutual Variable Life Account I (the "Separate Account"). It is also the date as of which the attained age of each proposed Joint Insured is determined. It represents the first day of the policy year and therefore determines Policy anniversaries and also monthly anniversaries.

                        Additional premiums may be paid in any amount and at any time, as set forth in the prospectus for the Policy.

II.     Allocations and Transfers Among Variable and Fixed Accounts

        A. Allocations Among the Separate Account Subaccounts. Premiums and policy value are allocated to the subaccounts of the Separate Account in accordance with the following procedures.

                1. Initial Premiums. The Owner must specify in the application the percentage of a net premium to be allocated to each subaccount. The net premium allocation percentages specified in the application apply to the initial premium and to subsequent premiums until the Owner changes the allocation percentages. An Owner can change the allocation percentages at any time by sending written notice to the Office, provided that the sum of the allocations specified in the application must equal 100% and each allocation percentage must be a whole number. The change will apply to all premiums received with or after the notice.

                        In the case of an initial premium received at the Office before the Policy is issued, the entire premium is invested in the money market series of the Penn Series Funds, Inc. through the money market subaccount. As of the date on which the Policy is issued, a premium charge is deducted from the amount attributable to the invested initial premium, and the balance is credited to the Policy as the initial policy value. In the case of an initial premium received at the Office at the time that a Policy is issued, the premium, minus a premium charge, is credited to the Policy as the initial policy value and is allocated to the money market subaccount.

                        Policy value credited to the money market subaccount on the issue date remains in the money market subaccount until the free look period expires for policies in states that provide for a full premium refund. When that period expires, the policy value in the money market subaccount is then allocated to the subaccounts in accordance with the Owner's then-effective net premium percentage allocation. For these purposes, the free look period is assumed to begin three days after the Policy is issued. The length of the free look period depends on the applicable law of the state in which the Owner resides. A policy that provides for a contract value refund is

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                        allocated to the subaccounts in accordance with the
                        Owner's directive on the later of the issue date or the date the initial premium is received.

                2. Additional Premiums. In the case of additional premiums, a premium charge is deducted from the premium (net premium) before allocation to the subaccounts. The additional premium is credited to the Policy and the resulting net premium is allocated to the subaccounts in accordance with the Owner's then-effective net premium percentage allocation on the valuation date that the premium is received at the Office.

                        Any additional premium received before the free look period ends is also allocated to the money market subaccount until the free look period ends for policies in states that provide for a full premium refund.

        B.      Dollar Cost Averaging Program.

                Owners may implement a dollar cost averaging program for the allocation of policy value among the subaccounts and the fixed account. A dollar cost averaging program allows Owners to authorize in advance monthly transfers of set dollar amounts from the money market subaccount to one or more other Accounts.

                1. Selecting Dollar Cost Averaging. Owners may select a dollar cost averaging program when applying for the Policy or at a later date by contacting the Home Office. Owners specify the accounts to which amounts will be transferred and the dollar amounts to be allocated to each account. To begin a program, the planned premium for that year must be $600 and the amount to be transferred each month must be at least $50.

                2. Operation of the Program. Transfers will be made on the 15th of each month. Transfers will continue until the earliest of the following:

                        o Penn Mutual receives a written or telephone request to stop making transfers.

                        o There no longer is any policy value in the money market subaccount.

                        o       The Policy is in a grace period.

                        o Penn Mutual receives notice that the last surviving Insured has died.

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        C.      Asset Rebalancing.

                Owners may implement an asset rebalancing program for their policy value. An asset rebalancing program automatically reallocates policy value among the accounts each quarter to return the allocation to the original allocation percentages the Owner specifies.

                1. Selecting Asset Rebalancing. Owners may select an asset rebalancing program when applying for the Policy or at a later date by contacting the Home Office. Owners specify the accounts to be included in the program, and the percentage of policy value to be allocated to each account. Each allocation percentage must be a whole number. Owners may elect to have their entire policy value rebalanced among the specified accounts each quarter, or limit the program to the policy value in specified accounts on each rebalancing date. The minimum policy value to start an asset rebalancing program is $1,000. If a dollar cost averaging program is in effect, policy value in the money market subaccount may not be included in an asset rebalancing program.

                2. Operation of the Program. On the last day of each calendar quarter (or if not a valuation date, the first valuation date of the following calendar quarter), Penn Mutual will transfer policy value among the accounts to the extent necessary to return the allocation to the Owner's specifications. Asset rebalancing will continue until Penn Mutual receives a written or telephone request at the Home Office to terminate.

                        Transfers made under an asset rebalancing program are not counted for purposes of the transfer rules described above.

III. Redemption Procedures: Surrenders, Death Benefits, Loans, Maturity Proceeds, Policy Conversions and Exchanges

        A.      Surrenders.

                The Owner may surrender his or her Policy at any time for its net cash surrender value by submitting a written request in proper form to the Office. Penn Mutual may require return of the Policy. The net cash surrender value may be taken in one sum or it may be applied to a payment option. The net cash surrender value on a valuation date is the net policy value less the surrender charge that would be imposed if the Policy were surrendered on that date. A request for a full surrender will be processed and effected as of the date the written request and all required documents are received at the Office, and ordinarily will be paid within seven days.

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        B.      Partial Surrenders.

                An Owner may make partial surrenders under his or her Policy, as described in the Prospectus for the Policy.

        C.      Lapse.

                If the net cash surrender value on a monthly anniversary is less than the amount of the monthly deduction to be deducted on that date and the five-year guarantee is not in effect, the Policy will be in default and a grace period will begin. A grace period also may begin if indebtedness becomes excessive. If a Policy goes into default, the Owner will be allowed a 61-day grace period to pay a premium sufficient to cover the monthly deduction. The Company will send notice of the amount required to be paid during the grace period ("grace period premium") to the Owner's last known address and to any assignee of record. The grace period will begin when the notice is sent. The Policy will remain in effect during the grace period. If the last surviving Insured (or both Insureds) should die during the grace period before the grace period premium is paid, the death benefit will still be payable to the beneficiary, although the amount paid will reflect a reduction for the monthly deductions due on or before the date of the last surviving lnsured's death. If the grace period premium has not been paid before the grace period ends, the Policy will lapse. It will have no value and no benefits will be payable.

        D.      Death Benefits.

                Provided the Policy is in force at the time of death of the last Joint Insured to die, Penn Mutual will pay the death benefit, less the amount of any outstanding loan, to the beneficiary upon receipt at the Office of satisfactory proof of death for both Joint Insureds. Penn Mutual may require return of the Policy. The death benefit will be paid in a lump sum or, if elected, under a payment option, in either case, generally within seven days after receipt of satisfactory proof of death. If part or all of the death benefit is paid in one sum, Penn Mutual will pay interest on this sum from the date of death of the last Joint Insured to die to the date of payment. Penn Mutual determines the interest rate, but it will not be less than a rate of 3% per year compounded annually. Payment of the death benefit is subject to the provisions of the Policy regarding suicide and incontestability.

        E.      Loans.

                An Owner may borrow up to the loan value of his Policy at any time by submitting a written request to the Office. The loan value is 90% of the cash surrender value. The minimum amount that can be borrowed is $250. Outstanding Policy loans reduce the amount of the loan value available for new loans. Policy loans will be processed as of the date a written request is received and loan proceeds generally will be sent to the Owner within seven days.

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        F.      Payment on Maturity.

                If the Policy is still in force on the maturity date, the maturity benefit will be paid to the Owner. The maturity benefit is equal to the net policy value on the maturity date.

        G.      Policy Exchanges.

                i. Policy Split. The Owner may request that the Policy be split into two single-life universal (non-variable) life insurance policies, each covering the life of one of the Joint Insureds, in the event of the divorce of the Joint Insureds or certain adverse changes in applicable federal tax law. The Owner must submit a written application and evidence of the event, and the Joint Insureds must submit satisfactory evidence of insurability. The specified amount for each new policy will be one-half that of the original Policy, so long as it complies with Penn Mutual's minimum rules and relevant provisions of the Internal Revenue Code. The Policy value, cash value, net cash surrender value, indebtedness and applicable surrender charge will be allocated equally between the two policies. The split will be effective as of the first monthly anniversary following Penn Mutual's approval of the request. The original Policy must be returned to Penn Mutual, and will be terminated effective upon issuance of the two single-life policies.

                ii. Change of Insured. If this rider is issued with a Policy, the Owner may change one of the Joint Insureds provided the proposed insured has the same insurable relationship to the remaining Joint Insureds as did the Joint Insured proposed to be replaced, the proposed insured submits satisfactory evidence of insurability, and certain other specified requirements are met. The Owner must return the original Policy, and a new policy, reflecting the change in the Insured, will be issued. The exchange will be effective as of the first monthly anniversary following Penn Mutual's approval of the application for the exchange.

        Amended and Restated as of May 1, 2005